Exhibit T

Execution Version

April 30, 2021

Kidtech Limited (“Issuer”)
Conyers Trust Company (Cayman) Limited
Cricket Square, Hutchins Drive, PO Box 2681
Grand Cayman, KY1-1111, Cayman Islands

Kidedu Holdings Limited (“Parent”)
Conyers Trust Company (Cayman) Limited
Cricket Square, Hutchins Drive, PO Box 2681
Grand Cayman, KY1-1111, Cayman Islands

Mr. Han Shaoyun (the “Founder”)
6F, No.1, Andingmenwai Street
Litchi Tower, Chaoyang District
Beijing 100011, the PRC

Re:           Interim Investor Agreement

Ladies and Gentlemen:

Reference is made to the equity commitment letter entered into by and among Issuer, Parent, the Founder and Ascendent Capital Partners III, L.P. (the “Sponsor,” the parent company of the undersigned (the “Investor”)) dated on the same day hereof (the “Equity Commitment Letter”). Capitalized terms used but not defined in this letter agreement (this “Agreement”) shall have the meaning ascribed to them in the Equity Commitment Letter.

1.                  Unwind. In the event that the Commitment is paid by the Investor under the Purchase Agreement or otherwise but (i) the Closing fails to occur within 15 Business Days after the Payment Date (such 15th Business Day, the “Closing Deadline”) in accordance with the Merger Agreement, or at such earlier time as the Merger Agreement is terminated in accordance with its terms, or (ii) any of the closing deliverables and the deliverables upon the Closing under the Purchase Agreement in each case due from Issuer or Parent or any of their respective Affiliates is not delivered to the Investor by the Closing Deadline, then (A) Issuer, Parent and the Founder shall promptly cause the amount of the Commitment to be returned to a bank account designated by the Investor in immediately available funds without any deduction or set-off within one Business Day after the earlier of the expiration of the Closing Deadline and such termination of the Merger Agreement, which shall be deemed as a full payment of the redemption price for the redemption of the Equity Securities of Parent purchased by the Investor or full repayment of the Notes, as applicable, (B) the Investor shall surrender the relevant share certificate(s) or Notes, as applicable, in their entirety, (C) the parties shall take all necessary actions and execute all necessary documents to put the parties in the position they were in prior to the Payment Date (the “Unwind”), and (D) in the case of the Unwind that is triggered by item (ii) above, the Founder shall also pay or cause to be paid to the Investor at the same time as the Commitment is required to be returned pursuant to the foregoing an indemnity in an amount of US$25,000,000. Upon the Unwind, this Agreement shall be deemed to have been terminated except for Section 1 (Unwind) and Section 10 (Application of Equity Commitment Letter) and, and the security created in connection with the Purchase Agreement shall be fully released and discharged if and to the extent that the each of Issuer and the Founder has duly and irrevocably discharged his/its obligations pursuant to this Section 1. The Founder has carefully read and considered this Section 1 and, having done so, hereby agrees that the provisions set forth in Section 1 are fair and reasonable and are necessary and required for the protection of the interests of the Investor and its Affiliates and the payment of the indemnity is fair and reasonable in light of the anticipated harm that would ensue from any breach based on a reasonable estimate of the loss to the Investor and further acknowledge and agree that such payment of indemnity is not a penalty.

2.                  Interim Covenants. The parties hereby agree that:

(a)               from the date hereof until the Closing, Parent shall, and the Founder and Issuer shall cause Parent to, keep the Investor apprised of the latest progress and status of all matters relating to or under the Merger Agreement, including the progress and status of the fulfilment of the closing conditions (or any impediments for fulfilling any or all closing conditions) thereunder, and provide all such documents and any other information as reasonably requested by the Investor in connection therewith. If any objections are asserted with respect to the Merger under any applicable Law or if any suit is instituted (or threatened to be instituted) by any applicable Governmental Authority or which would otherwise prevent, materially impede or materially delay the consummation of the Merger, each of the Founder, Parent and Issuer undertakes to notify the Investor immediately upon it coming to the Founder’s, Parent’s or Issuer’s attention;

(b)               from the date of this Agreement until the Closing, Parent shall not, and shall cause the Merger Sub not to, and the Founder and Issuer shall not permit Parent or the Merger Sub to, (i) waive any closing condition under the Merger Agreement, any other Transaction Document or the Purchase Agreement and other documents in connection therewith, or (ii) terminate, amend or modify the Merger Agreement, any other Transaction Document or the Purchase Agreement and other documents in connection therewith unless such action has been approved in advance in writing by the Investor. Each of the Founder, Issuer and Parent agrees not to, and shall procure the Merger Sub not to, take any action with respect to the Merger Agreement, unless such action is required to be performed under the Merger Agreement or otherwise jointly instructed or mutually agreed by the Investor and the Founder, provided that the Investor and the Founder shall not require Parent or the Merger Sub to waive the closing condition under Section 7.01(b) (No Injunction) of the Merger Agreement; and

(c)               from the date hereof until the Closing, except with the prior written consent of the Investor or as specifically required by any of the Transaction Documents or the Consortium Agreements, the Founder and Parent shall not transfer or encumber (or take any action to attempt to transfer or encumber) any or all of the Equity Securities of Issuer or Parent (or any beneficial interest therein) in any way, and the Founder, Issuer and Parent shall not, and shall procure that each of Parent and Merger Sub shall not, (i) increase, reduce or transfer any of its registered capital; (ii) alter, amend or supplement any of its charter documents; (iii) merge or consolidate with other Person, or participate in any other type of corporate restructuring; (iv) acquire or dispose of, or agree to acquire or dispose of, any assets; (v) create, or agree to create, an encumbrance over any assets; (vi) directly or indirectly, incur any debt or any liability; or (vii) guarantee or secure the obligations of any Person.

3.                  ESOP. Prior to or upon the Payment Date, the terms and conditions of a new equity or equity-linked incentive plan of the Group Companies (to be adopted as of the Closing) shall have been agreed by the parties (the “ESOP Plan”), the size of which shall represent the sum of (a) certain Equity Securities of Parent representing the Vested Company Options and Vested Company RSUs as of the Effective Time (excluding any Company Option or Company RSU granted to the Persons set forth on Schedule 2.02 to the Merger Agreement) (such Vested Company Options and Vested Company RSUs, collectively, the “Vested Awards”) that the holders thereof have elected to or deemed to have elected to receive employee incentive awards in accordance with the Merger Agreement with respect to the Vested Awards, plus (b) 13% of Parent’s issued share capital as of the Closing (after giving effect to the adoption of the ESOP Plan). The parties agree and acknowledge that, (i) the Vested Awards shall be replaced with an employee incentive award granted under the ESOP Plan, and (ii) any Company Option or Company RSU that have been granted but not vested under the Company Share Plans as of the Effective Time (excluding any Company Option or Company RSU granted to the Persons set forth on Schedule 2.02 to the Merger Agreement) shall be replaced with an employee incentive award granted under the ESOP Plan.

4.                  Fees and Expenses.

(a)               Notwithstanding anything to the contrary in the limited guarantees of even date herewith delivered by the Investor and the Founder, in the event that any of (i) the payment of Parent Termination Fee pursuant to Section 8.06(b) of the Merger Agreement, (ii) the reimbursement obligations of Parent pursuant to Section 8.06(d) of the Merger Agreement, and (iii) the indemnification and reimbursement obligations of Parent under Section 6.07(g) of the Merger Agreement (collectively, the “Guaranteed Payment”) is due and payable under the Merger Agreement, the Founder and the Investor shall be responsible for such proportion of the Guaranteed Payment that is due and payable pursuant to the Merger Agreement as follows: the Investor shall cause the following amount of money to be paid in immediately available funds without any deduction or set-off to a bank account designated by the Founder as soon as practicable and no later than one Business Day following the Founder’s notification of designated bank account details, which amount shall equal the product of (A) the amount of the Guaranteed Payment multiplied by (B) a fraction, the numerator of which is the Investor’s total cash contribution in connection with the Merger, being the amount of the Commitment, and the denominator of which is the sum of (1) the amount of the Commitment, plus (2) the product of Per Share Merger Consideration multiplied by the aggregate number of Rollover Shares by the Founder and his Affiliates; provided that (x) the Founder shall be solely responsible for the entire Guaranteed Payment if such payment is due and payable pursuant to the Merger Agreement as a result of (A) the termination of the Merger Agreement by the Company pursuant to Section 8.03(a) or Section 8.03(b) of the Merger Agreement (but excluding the scenarios where such termination is not primarily arising from or relating to any default by the Founder and/or his Affiliates of their relevant obligations under the Consortium Agreements and the Merger Agreement) or (B) the Sponsor’s refusing to fund the Commitment due to any material breach of the Founder and/or his Affiliates’ obligations under the Consortium Agreements and the Merger Agreement, and shall also indemnify and hold the Investor and its Affiliates, officers, directors, agents and employees harmless from any or all losses, diminution in value, and costs (including reasonable fees, disbursements and other reasonable charges of counsel) actually paid, suffered, sustained or incurred in connection therewith (in each case, whether or not resulting from third party claims); (y) the Investor shall be solely responsible for the entire Guaranteed Payment if such payment is due and payable pursuant to the Merger Agreement as a result of the Investor’s refusing to fund the Commitment pursuant to the Equity Commitment Letter despite that all of the closing conditions under Merger Agreement have been fulfilled or waived and all the obligations of the Founder and/or his Affiliates under the Consortium Agreements and the Merger Agreement have been complied with or performed in all material respects, and shall also indemnify and hold the Founder and his Affiliates harmless from any and all losses and costs (including reasonable fees, disbursements and other reasonable charges of counsel) incurred in connection therewith.

(b)               Upon receipt by Parent of any Company Termination Fee pursuant to the Merger Agreement, the Founder and Parent shall immediately notify the Investor of the details of such payment, and the Investor shall be entitled to receive such an amount (the “Investor’s Pro Rata Amount”) that equals the product of (A) the amount of the Company Termination Fee multiplied by (B) a fraction, the numerator of which is the Investor’s total cash contribution in connection with the Merger, being the amount of the Commitment, and the denominator of which is the sum of (1) the amount of the Commitment, plus (2) the product of Per Share Merger Consideration multiplied by the aggregate number of Rollover Shares by the Founder and his Affiliates. The Founder shall procure the Investor’s Pro Rata Amount to be paid to a bank account designated by the Investor as soon as practicable and no later than one Business Day following the date when the Company makes the payment of the Company Termination Fee, in immediately available funds without any deduction or set-off.

(c)               For purposes of this Section 5, the “Consortium Agreements” means (i) this Agreement, (ii) the Equity Commitment Letter, (iii) the Purchase Agreement, (iv) the consortium agreement entered into by and between the Founder and the Investor dated January 21, 2021 (the “Consortium Agreement”), and any other agreements entered into by and among the Founder and/or its Affiliates and the Investor and/or its Affiliates.

5.                  Exclusivity.

(a)               Commencing from the date hereof and ending on the earlier of (i) the Closing and (ii) the termination of this Agreement pursuant to Section 7, unless otherwise agreed to or consented to in writing in advance by the other party, each of the Founder and the Investor shall:

(i)               work and cause its or his Affiliates (for purpose of this Section 5(a), the Founder’s Affiliates shall not include the Group Companies) and Representatives to exclusively work with the other parties and their Affiliates to implement the Merger, including to prepare, negotiate and finalize the transaction documents contemplated herein or otherwise in connection with the Merger, and vote, or cause to be voted, at every shareholder or stakeholder meeting (whether by written consent or otherwise) all Equity Securities of the Company beneficially owned by such party against any Competing Proposal or matter that would facilitate a Competing Proposal and in favor of the Merger;

(ii)              not, directly or indirectly, either alone or with or through any Affiliates or Representatives authorized to act on its or his behalf (i) make a Competing Proposal, or solicit, encourage, facilitate or join with any other Person in the making of, any Competing Proposal, (ii) provide any information to any third party with a view to the third party or any other Person pursuing or considering to pursue a Competing Proposal, (iii) finance or offer to finance any Competing Proposal, including by offering any equity or debt finance, or contribution of Equity Securities of the Company or any beneficial ownership thereof or provision of a voting agreement, in support of any Competing Proposal, (iv) enter into any written or oral agreement, arrangement or understanding (whether legally binding or not) regarding, or do, anything that is inconsistent with the provisions of this Agreement or the transaction as contemplated under this Agreement, (v) dispose of any Equity Securities of the Company or any beneficial ownership thereof, or directly or indirectly (A) transfer or permit the transfer by any of its Affiliates of an interest (including without limitation any beneficial interest) in any Equity Securities of the Company, in each case, except as expressly contemplated under this Agreement and the other transaction documents, (B) enter into any contract, option or other arrangement or understanding with respect to a transfer or limitation on voting rights of any of the Equity Securities of the Company or any beneficial ownership thereof, or any right, title or interest thereto or therein, or (C) deposit any Equity Securities of the Company or any beneficial interest therein into a voting trust or grant any proxies or enter into a voting agreement, power of attorney or voting trust with respect to any Equity Securities of the Company, (vi) take any action that would reasonably be expected to have the effect of preventing, disabling or delaying such party from performing its obligations under this Agreement, or (vii) solicit, encourage, facilitate, induce or enter into any negotiation, discussion, agreement or understanding (whether or not in writing and whether or not legally binding) with any other Person regarding the matters described in clauses (i) to (vi) of this Section 5(a)(ii);

(iii)              immediately cease and terminate, and cause to be ceased and terminated, all existing activities, discussions, conversations, negotiations and other communications with all Persons conducted heretofore with respect to a Competing Proposal; and

(iv)             promptly notify the other parties if it or he or, to its or his knowledge, any of its or his Representatives receives any approach or communication with respect to any Competing Proposal, including in such notice the identity of the other Persons involved and the nature and content of the approach or communication, and provide the other parties with copies of any written communication.

(b)               The parties hereby acknowledge and agree that damages may not be sufficient remedy for breach of Section 5(a) and that the parties shall be entitled to the remedy of injunction, specific performance and other legal and equitable relief for any breach of this Section 5(a) in additional to any other remedies available to it at law or in equity.

(c)               For purposes of this Section 5, a “Competing Proposal” shall have the meaning ascribed to it in the Consortium Agreement.

6.                 Amendment. Neither this Agreement nor any provision hereof may be amended, modified, supplemented, terminated (other than in accordance with Section 7) or waived without the prior written consent of the Investor and the Founder; provided, however, that the Investor may amend this Agreement to reflect (and solely to reflect and without any other modifications) any assignment permitted by this Agreement.

7.                  Termination. This Agreement will terminate automatically and immediately upon the termination of the Equity Commitment Letter. Upon termination of this Agreement, the parties hereunder shall not have any further obligations or liabilities hereunder; provided, that Sections 1, 4, 6, 7 and 10 hereof shall survive any such termination.

8.                  Enforceability; Third Party Beneficiary. This Agreement shall inure to the benefit of and be binding upon Issuer, Parent, the Founder and the Investor. This Agreement may only be enforced by Issuer, the Founder, Parent and/or the Investor, and none of the creditors of Issuer, the Founder, Parent or the Investor nor any other Person that is not a party to this Agreement shall have any right to enforce this Agreement or to cause any party hereunder to enforce this Agreement. The parties hereby agree that their respective representations, warranties and covenants set forth herein are solely for the benefit of the other party hereto in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any Person other than the parties hereto any rights or remedies hereunder or any rights to enforce the Commitment or any provision of this Agreement.

9.                  Entire Agreement. This Agreement, together with the Consortium Agreement, the Equity Commitment Letter, the Limited Guarantees, the Support Agreements, the Merger Agreement and any other documents in connection with any of the foregoing, contains the entire understanding of the parties with respect to the subject matter hereof and supersedes all prior agreements or understandings, both written and oral, between the parties with respect to the subject matter hereof.

10.              Application of Equity Commitment Letter. The provisions of Section 6 (Confidentiality), Section 8 (Governing Law), Section 9 (Submission to Jurisdiction), Section 10 (Assignments), Section 13 (Notices), Section 14 (Specific Performance), Section 16 (Severability) and Section 17 (Counterparts) of the Equity Commitment Letter shall apply, mutatis mutandis, to this Agreement, and are hereby incorporated into this Agreement as if set out in full herein and as if references in those Sections to “this Agreement” are references to this Agreement and references to “the Sponsor” in those Sections are references to “the Investor.”

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IN WITNESS WHEREOF, this Agreement is executed and effective as of date first written above.

Investor:

Titanium Education (Cayman) Limited

/s/ Lam On Na Anna

Name: Lam On Na Anna

Title: Authorized Signatory

[Signature Page to Interim Investor Agreement]

Agreed to and acknowledged
as of the date first written above:

Issuer:

Kidtech Limited

By:	/s/ Shaoyun Han
Name: Shaoyun Han
Title: Director

Parent:

Kidedu Holdings Limited

By:	/s/ Shaoyun Han
Name: Shaoyun Han
Title: Director

Founder:

/s/ Shaoyun Han

[Signature Page to Interim Investor Agreement]